Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
May 18, 2010
VIA EDGAR, FACSIMILE AND FEDERAL EXPRESS
Julia E. Griffith, Esq.
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Re:	Validus Holdings, Ltd. Schedule TO-I filed May 10, 2010 File No. 005-83027
Dear Ms. Griffith:
     On behalf of our client, Validus Holdings, Ltd., a Bermuda exempted company (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated May 17, 2010 (the “Comment Letter”) regarding the Schedule TO-I filed by the Company on May 10, 2010 (the “Schedule TO”). The numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter. To facilitate your review, we have reproduced the text of the Staff’s comments in italics below.
     The Company is filing, via EDGAR submission, Amendment No. 1 to the Schedule TO (“Amendment No. 1”) concurrently with the submission of this response letter.
Important, page 3 and Miscellaneous, page 34
1.	We note your disclosure, in the notes on page three of your document and in the Miscellaneous section at the end of the document, that the Offer “will not be made to (nor will tenders be accepted from or on behalf of)” holders residing in a jurisdiction where you cannot comply with that jurisdiction’s applicable law. Please confirm in your response letter that you are referring only to excluding target security holders in a U.S. state pursuant to Rule 13e-4(f)(9)(ii). Otherwise, note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. holders as well as non-U.S. holders. Refer to the interpretive guidance in section II.G.1 of SEC Release 33-8957. Accordingly, please explain

Julia E. Griffith, Esq.
May 18, 2010

the reasons for any exclusion of participants residing outside of the U.S. or advise as to how the Company is complying with the all-holders provision in Rule 13e-4(f)(8) with respect to such non U.S. holders.

Response: In response to the Staff’s comment, the Company confirms that it is referring only to excluding security holders of the Company in a U.S. state pursuant to Rule 13-4(f)(9)(ii) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company does not intend to exclude from the offer any participants residing outside of the U.S.

2.	Tell us why you believe that the disclosure in the capitalized paragraph at the bottom of page three, that delivery of the offer to purchase does not imply that the information in the offer to purchase is correct at any time other than the date of the document, and your statement at the bottom of page x that “Except as required by law, Validus undertakes no obligation to update publicly or revise any forward looking statement . . .” is consistent with your obligation, pursuant to Rules 13e-4(d)(2) and 13e-4(e)(3), to promptly disclose and disseminate any material changes that arise with respect to the information disclosed in connection with the offer. The disclosure should exclusively reflect the fact that you are legally required to update the information, and to update the disclosure if there is a material change.

Response: The Company believes that the referenced disclosure on page 3 and page x is for the purpose of informing its shareholders that the information set forth in the Offer to Purchase is correct as of the date of the Offer to Purchase and advising its shareholders that facts and circumstances may change subsequent to such date. In response to the Staff’s comment, (i) the Company is aware of and confirms its obligation to comply with Rules 13e-4(d)(2) and 13e-4(e)(3) of the Exchange Act and (ii) as discussed in the response to Comment 7 below, the Company has amended Item 11 of the Schedule TO.
Summary Term Sheet, page i [viii]
3.	We note your disclosure that it may take up to five business days to calculate the final proration factor for the transaction and pay for the tendered shares. Please explain how this comports with the prompt payment provisions of Rule 13e-4(f)(5) and Rule 14e-1(c).

Response: The Company respectfully first notes that the cited statement that it may take up to five business days after the expiration of the offer to calculate the final proration factor and begin paying for tendered common shares is made under the assumption that proration is required.

Julia E. Griffith, Esq.
May 18, 2010

The prompt payment provisions of Rule 13-4(f)(5) and Rule 14e-1(c) of the Exchange Act require that the Company pay the consideration offered, or return the tendered securities, promptly after the termination or withdrawal of the tender offer. In construing the word “promptly” in this context, the court in Prior v. United States Steel Corp., 591 F. Supp. 942 (S.D.N.Y. 1984) held that prompt payment for tendered shares is a question of fact to be determined in light of the facts and circumstances of the transaction and the customary practices of the financial community.

One circumstance affecting the timing of payments to be made to shareholders who have properly tendered common shares in the offer is the fact that the Company has provided shareholders desiring to tender common shares in the Offer with the ability to submit prior to the expiration of the offer a notice of guaranteed delivery, and then submit their certificates and other required documents to the depositary within three business days after the date of receipt by the depositary of the notice of guaranteed delivery. Another circumstance that may affect the timing of payments to shareholders who have properly tendered common shares is that proration may be required. It would not be possible to compute the proration factor until after the notice of guaranteed delivery period has expired. Therefore, without removing the notice of guaranteed delivery component and the proration feature from the offer, both of which are customary and for the benefit of tendering shareholders, not later than five business days after the expiration of the offer is the soonest practicable time at which the Company may commence payments in the event of proration. The depositary for the offer is also the Company’s transfer agent for its common shares which should facilitate the timing and mechanics for proration if it becomes necessary.

After discussion with the Company’s depositary for the offer, and reviewing other precedents, we believe that this timing falls within customary practice of the financial community, given the facts and circumstances specific to this transaction, and complies with the guidance in Exchange Act Release 43069, section II.D. We also believe that the payment timing as discussed above is in keeping with the purpose behind Rule 14e-1(c) provided in the Commission’s Exchange Act Release No. 16384, to “protect investors by ensuring that deposited securities are not tied up for an unreasonable length of time and will not unduly burden either the offeror or its depository in their operations after the termination of a tender offer.” Fed. Sec. L Rep. para. 82,373 at 82,596 (Nov. 29, 1979).
Conditions of the Offer, page 15
4.	Your conditions must have sufficient specificity to permit objective verification by shareholders that the conditions have been satisfied. In the third [first] bullet point under “there shall have occurred any of the following:” revise to state specifically what kinds of events affecting the credit markets would cause you to

Julia E. Griffith, Esq.
May 18, 2010

terminate the transaction. That is, are you referring to only those events that would negatively affect the credit markets? If so, please specify.

Response: In response to the Staff’s comment, the Company has amended the fourth bullet point under the question “What are the conditions to the Offer?” in the Summary Term Sheet of the Offer to Purchase to replace the phrase “materially affect” with the phrase “materially adversely affect.”

In addition, the Company has amended the first sub-bullet point under the bullet point “there shall have occurred any of the following:” in Section 7 (“Conditions of the Offer”) of the Offer to Purchase to replace the phrase “materially affect” with the phrase “materially adversely affect.”

5.	We note your disclosure that the conditions “may be asserted by us . . . at any time or from time to time in our discretion.” All conditions to the tender offer, other than those dependent upon the receipt of any governmental approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer. See Section 14(e) of the Exchange Act of 1934.

Response: In response to the Staff’s comment, the Company has amended the first sentence of the final paragraph in Section 7 (“Conditions of the Offer”) of the Offer to Purchase to add the phrase “prior to the Expiration Date” after the phrase “in our discretion.”

In addition, the Company respectfully notes that the second sentence of the final paragraph in Section 7 (“Conditions of the Offer”) of the Offer to Purchase limits the Company’s discretion with respect to its rights under such conditions to the time period prior to the expiration of the offer.

6.	We noticed that Validus has indicated that its determination regarding the fulfillment or non-fulfillment of the offer conditions “will be final and binding on all parties.” Revise to indicate that security holders may challenge Validus’s determinations in a court of competent jurisdiction.

Response: In response to the Staff’s comment, the Company has amended the final sentence of the final paragraph in Section 7 (“Conditions of the Offer”) of the Offer to Purchase to add the phrase “, except as finally determined in a subsequent judicial proceeding if Validus’ determinations are challenged by shareholders” after the phrase “will be final and binding on all parties.”
Certain Information Concerning the Company, page 18
7.	The federal securities laws do not permit the issuer to incorporate any additional documents by reference that are filed with the SEC between the date the offer is

Julia E. Griffith, Esq.
May 18, 2010

filed and the scheduled or actual offer expiration date. Please revise to indicate, if true, that the issuer will amend the Schedule TO-I to include such documents to the extent required.

Response: In response to the Staff’s comment, the Company has amended (i) the Offer to Purchase to delete the final bullet point and the accompanying text under the sub-heading entitled “Incorporation by Reference” in Section 10 (“Certain Information Concerning the Company”) of the Offer to Purchase and (ii) Item 11 of the Schedule TO to include a statement to the effect that the Company will amend the Schedule TO to include documents that the Company may file with the SEC after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c), or 14 of the Exchange Act and prior to the expiration of the Tender Offer to the extent required by Rule 13e-4(d)(2) of the Exchange Act.

The Company respectfully notes that Item 11(a)(1) (“Additional Information”) of the Schedule TO states that the Company will amend the Schedule TO to reflect material changes to information incorporated by reference in the Offer to Purchase to the extent required by Rule 13e-4(d)(2).

8.	We note the disclosure provided in response to Item 10 of Schedule TO indicates that Validus does not believe that the disclosure required by Item 1010 of Regulation M-A is required. Please explain to us whether Validus has incorporated information by reference in response to a specific item requirement in Schedule TO.

Response: The Company respectfully notes that (i) the consideration offered consists solely of cash, (ii) the offer is not subject to any financing condition and (iii) the Company is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR. In response to the Staff’s comment, the Company is not incorporating information by reference in the Schedule TO in response to a specific requirement of Item 10 of Schedule TO.
Extension of the Offer; Termination; Amendment, page 32
9.	We noticed that Validus has “expressly reserved the right, subject to applicable law, to terminate the offer . . .” Please revise to make clear that Validus may only terminate the offer pursuant to the conditions specified in section 7 of the Offer to Purchase as opposed to its sole discretion.

Response: In response to the Staff’s comment, the Company has amended the second sentence of the first paragraph in Section 15 (“Extension of the Offer; Termination; Amendment”) of the Offer to Purchase to (i) delete the phrase “subject to applicable law,” after the phrase “in our sole discretion,” (ii) add the phrase “, subject to applicable law,” after the phrase “or paid for or” and (iii) add

Julia E. Griffith, Esq.
May 18, 2010

the phrase “, upon the occurrence of any of the conditions specified in Section 7” after the phrase “to postpone payment for Shares.”
* * *
     In response to the Staff’s request, the Company is also concurrently filing an acknowledgment letter from Joseph E. (Jeff) Consolino, Executive Vice President and Chief Financial Officer of the Company, with respect to certain matters.
     If you have any questions or require any further information with regard to the foregoing, please in the first instance contact the undersigned by phone at (212) 735-3542.

Very truly yours,
/s/ Stephen F. Arcano
Stephen F. Arcano

cc:	Joseph E. (Jeff) Consolino (Validus Holdings, Ltd.) Robert F. Kuzloski, Esq. (Validus Holdings, Ltd.) Todd E. Freed, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)